EXHIBIT 99.1

GSI LUMONICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS — CANADIAN SUPPLEMENT
(in United States dollars, and in accordance with Canadian GAAP)

      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations — Canadian Supplement (“Canadian Supplement”) should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) included in Item 7 of this Annual Report. The Canadian Supplement should also be read in conjunction with the audited Consolidated Financial Statements and Notes prepared in accordance with U.S. GAAP (included in Item 8), the audited Consolidated Financial Statements and Notes prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”)(included in exhibit 99).

      The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Forward-looking statements” section of the MD&A in Item 7 of this Annual Report. All dollar amounts in this Canadian Supplement are in thousands of United States dollars unless otherwise stated. The Canadian Supplement has been prepared by management to provide an analysis of the material differences between Canadian GAAP and U.S. GAAP on GSI Lumonics Inc. financial condition and results of operations.

Results of Operations

	Year Ended

	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000

	($000s)
Income (loss) before income taxes
— Canadian GAAP	$(33,342)	$(16,263)	$85,872
— U.S. GAAP	$(36,705)	$(22,472)	$75,043
Difference	$3,363	$6,209	$10,829
Net income (loss)
— Canadian GAAP	$(27,461)	$(11,513)	$50,801
— U.S. GAAP	$(27,724)	$(14,698)	$45,377
Net income (loss) per common share diluted
— Canadian GAAP	$(0.68)	$(0.29)	$1.27
— U.S. GAAP	$(0.68)	$(0.36)	$1.13

Business Combinations

      On March 22, 1999, Lumonics Inc. and General Scanning, Inc. (“General Scanning”) completed a merger of equals to form the Company. Under Canadian GAAP, the merger was accounted for using the pooling of interests method and the consolidated financial statements reflect the combined historical carrying values of the assets, liabilities, stockholders’ equity and the historical operating results of the two predecessor companies.

      Under US GAAP, the merger has been accounted for as a purchase transaction. The purchase price, based on the fair value of General Scanning shares purchased, is allocated in the consolidated financial statements to acquired net identifiable General Scanning assets. Property, plant and equipment and acquired intangible assets were recorded at their estimated fair values at the time of the 1999 acquisition and are being amortized over their useful life.

      The Canadian GAAP loss before income taxes was lower than the corresponding US GAAP amounts in 2002 and 2001 and the income before income taxes under Canadian GAAP was higher than US GAAP for 2000 due to lower net book values of property, plant and equipment and acquired intangible assets resulting from different methods of accounting for the business combination. The different net book values resulted in a lower depreciation and amortization expense under Canadian GAAP by $3.4 million, $3.3 million and $2.6 million for the years ended December 31, 2002 2001 and 2000, respectively. In 2001, the Company wrote-down intangible assets by approximately $1.8 million that were included as intangibles under US GAAP purchase accounting, but not under Canadian GAAP. In 2000 the gain on the sale of assets and investments under Canadian GAAP was larger than the corresponding amount under US GAAP by approximately $7.0 million due to the differences in the net book value of the assets that were sold. Additionally, in 2000, the Company took a charge of approximately $2.0 million related to intangibles that were recorded under Canadian GAAP, but not under US GAAP.

      During 2002, there was no compensation recorded under Canadian or US GAAP. Prior to 2002, stock compensation expense was not recorded in the Company’s earnings under Canadian GAAP, but was recorded under US GAAP. As a result, the loss before income taxes for 2001 was reduced and the income before income taxes for 2000 was increased under Canadian GAAP when compared to US GAAP by $0.4 million and $0.1 million, respectively. Additionally, in 2000 the net income before income taxes under Canadian GAAP was approximately $0.6 million higher than the net income before income taxes under US GAAP because charges were taken related to the acceleration of stock options for employees under a restructuring plan.

      Under Canadian GAAP, global investment tax credits are required to be deducted from research and development expense. Under US GAAP, these amounts are required to be deducted from the income tax provision. The impact of this difference on the Canadian GAAP net income (loss) before income taxes for the years ended December 31, 2002, 2001 and 2000 was nil, $0.7 million and $2.5 million, respectively, compared to the US GAAP net income (loss) before income taxes. In 2002, the investment tax credits were not recorded, as there was doubt as to whether their value would be realized.

      The Canadian GAAP income tax provision (benefit) does not reflect any income tax recovery for the depreciation and amortization and investment tax credits presented only under US GAAP.

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